UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Clearday, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

184791 101

(CUSIP Number)

James T. Walesa, 8800 Village Drive, Suite 106, San Antonio, TX 78217 (210) 451-0839

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 7, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 184791 101	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.	TYPE OF REPORTING PERSON (see instructions)

CUSIP No. 184791 101	13D	Page 3 of 4 Pages

This Amendment No. 1 amends and supplements the statement on Schedule 13D (the “Original Schedule 13D”) filed by the reporting person with the Securities and Exchange Commission (the “SEC”) on September 10, 2021. This amendment does not contain any information which would alter disclosures provided in a prior cover page. This Amendment No. 1 amends Item 4 of the Original Schedule 13D, as set forth below.

Item 4. Purpose of Transaction.

Additional shares of common stock of the issuer (“Common Stock”) may be purchased from time to time as a personal investment for cash under a pre-arranged stock trading plan (the “Trading Plan”), in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Company’s insider trading policy. Rule 10b5-1 permits a public company’s directors and executive officers to adopt written, pre-arranged plans for trading in the company’s securities under specified conditions and for specified periods of time when such insiders are not in possession of material, non-public information about the company. The Trading Plan provides for the purchase of up to $50,000 (the “Purchase Amount”) of shares of Common Stock of the issuer, subject to the maximum price threshold specified in the Trading Plan, until January 31, 2022 or after a total number of shares of the Common Stock equal to the Purchase Amount have been purchased. In accordance with Rule 10b5-1 and the terms of the Trading Plan, Mr. Walesa has no discretion or control over the timing or effectuation of purchases of the Common Stock that are made pursuant to the Trading Plan. Mr. Walesa will be informed of any purchases of Common Stock under the Trading Plan and will amend the Original Schedule 13D, as then amended, and make such other filings under Section 16 of the Exchange Act as from time to time required thereby.

CUSIP No. 184791 101	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ James T. Walesa
James T. Walesa